June 24, 2011

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	1st Constitution Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 23, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 000-32891

Dear Mr. Nolan:

By this letter, I am confirming on behalf of 1st Constitution Bancorp (the “Company”), our conversation earlier today pursuant to which you agreed to the Company’s request for an extension of time, until July 15, 2011, to submit its response to the Securities and Exchange Commission’s comment letter dated June 17, 2011. The Company intends to file its response on or prior to the foregoing date.

In the event that you have any questions or comments, please feel free to contact me at (609) 655-4500.  Thank you.

Very truly yours,

/s/ JOSEPH M. REARDON

Joseph M. Reardon
Senior Vice President and Treasurer

cc:	Day Pitney LLP ParenteBeard LLC

P.O. Box 634    ●    2650 Route 130    ●    Cranbury, New Jersey 08512    ●    609/655-4500